LIBERTY-STEIN ROE FUNDS INCOME TRUST:
Stein Roe Intermediate Bond Fund
Stein Roe Income Bond Fund
Stein Roe High Yield Fund
Stein Roe Cash Reserves Fund

At the August 3, 1999 Board of Trustees Meeting it was voted:

         That the percentage limitation in the non-fundamental investment restriction of the Funds relating to investment in illiquid investments be increased to 15% of net assets.